SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934

Filed by the Registrant ☑

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Section 240.14a-12

A. SCHULMAN, INC.

(Name of Registrant as Specified In Its Charter)

NOT APPLICABLE

(Name of Person(s) Filing Proxy Statement, if other than Registrant)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1) Title of each class of securities to which transaction applies:

    (2) Aggregate number of securities to which transaction applies:

    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    (4) Proposed maximum aggregate value of transaction:

    (5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid:

    (2) Form, Schedule or Registration Statement No.:

    (3) Filing Party:

    (4) Date Filed:



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Notice is hereby given that the Annual Meeting of Stockholders of A. Schulman, Inc. will be held at The Hilton Inn West, 3180 West Market Street, Akron, Ohio, on Thursday, December 4, 2003 at 10:00 A.M., local time, for the purpose of considering and acting upon:

1. The election of three (3) Directors for a three-year term expiring in 2006;

2. The ratification of the selection of PricewaterhouseCoopers LLP as independent auditors for the fiscal year ending August 31, 2004; and

3. The transaction of any other business as may properly come before the meeting and any adjournments thereof.

Stockholders of A. Schulman, Inc. of record at the close of business on October 14, 2003 are entitled to vote at the Annual Meeting and any adjournments thereof.

By order of the Board of Directors

JAMES H. BERICK
Secretary

Akron, Ohio
November 7, 2003

Your vote is important. Stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States.

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
PROXY STATEMENT
ELECTION OF DIRECTORS
AUDIT COMMITTEE REPORT
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
COMPENSATION OF EXECUTIVE OFFICERS
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS
PERFORMANCE GRAPH
SELECTION OF AUDITORS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
OTHER MATTERS
GENERAL INFORMATION



3550 West Market Street
Akron, Ohio 44333

PROXY STATEMENT

November 7, 2003

The accompanying proxy is solicited by the Board of Directors of the Corporation for use at the Annual Meeting of Stockholders to be held on December 4, 2003, and any adjournments thereof.

Stockholders of record at the close of business on October 14, 2003 (the record date) will be entitled to vote at the Annual Meeting. On that date the Corporation had issued and outstanding 29,586,097 shares of Common Stock, $1.00 par value. Each such share is entitled to one vote on all matters properly coming before the Annual Meeting. At least 14,793,049 shares of Common Stock of the Corporation must be represented at the meeting in person or by proxy in order to constitute a quorum for the transaction of business.

This Proxy Statement and the accompanying form of proxy were first mailed to stockholders on or about November 7, 2003.

ELECTION OF DIRECTORS

The Board of Directors of the Corporation presently is comprised of ten Directors. The Directors of the Corporation are divided into three classes. Classes I and II each consist of three Directors and Class III consists of four Directors. At the Annual Meeting, three Directors of Class II are to be elected to serve for three-year terms expiring in 2006 and until their respective successors are duly elected and qualified.

Unless a stockholder requests that voting of the proxy be withheld for any one or more of the nominees for Director in accordance with the instructions set forth on the proxy card, it presently is intended that shares represented by proxies will be voted for the election as Directors of the three Class II nominees named in the table on the following page. **The Board of Directors recommends a vote FOR these nominees.**

All nominees have consented to being named in this Proxy Statement and to serve if elected. Should any nominee subsequently decline or be unable to accept such nomination to serve as a Director, an event that the Board of Directors does not now expect, the persons voting the shares represented by proxies solicited hereby may vote such shares for a reduced number of nominees. For election as a Director, a nominee must receive the affirmative vote of the holders of a majority of shares of Common Stock represented at the Annual Meeting in person or by proxy. Votes for a Director nominee that are marked "withheld" and broker non-votes (e.g., when a broker or other nominee holder does not have authority to vote on a specific issue) will not be counted as votes cast, but will count toward the determination of the presence of a quorum and have the same effect as votes cast against the proposal.

The following information concerning each nominee and each Director continuing in office is based in part on information received from the respective nominees and Directors and in part on the Corporation's records.

Name of Nominee or Director	Principal Occupation During Past Five Years and Age as of October 14, 2003	First Became Director
Nominees to Serve Until 2006 Annual Meeting of Stockholders (Class II)		
James S. Marlen[2][3]	Chairman of the Board of Ameron International Corporation (construction and industrial manufacturing) since January, 1995; President and Chief Executive Officer of Ameron International Corporation since June, 1993; formerly, Vice President, GenCorp., Inc. (aerospace, automotive, chemical and plastics) and President, GenCorp. Polymer Products, a subsidiary of GenCorp., Inc., 1988-1993; Age 62	1995
Ernest J. Novak, Jr.[2]	Retired; formerly, Partner of Ernst & Young LLP (public accounting), 1980-2003, including, most recently, Managing Partner of certain domestic offices, 1986-2003; Age 58	2003
Robert A. Stefanko[1]	Chairman of the Board of the Corporation since 1991; Executive Vice President — Finance and Administration of the Corporation since 1989; Age 60	1980
Continuing Directors Serving Until 2005 Annual Meeting of Stockholders (Class I)		
Willard R. Holland[2][3][4]	Retired; formerly, Chairman of the Board of FirstEnergy Corp. (electric utility), 1996-1999; President and Chief Executive Officer, FirstEnergy Corp., 1993-1999; Chairman of the Board and Chief Executive Officer of FirstEnergy Corp.'s subsidiary, Pennsylvania Power Company, 1993-1999; formerly, Chief Operating Officer, Ohio Edison Company, 1991-1993; prior thereto Senior Vice President, Detroit Edison Company (electric utility), 1988-1991; Age 67	1995
Dr. Peggy Miller[3][4][5]	President, South Dakota State University since January, 1998; prior thereto, Senior Fellow, National Center for Higher Education 1996-1998; President, The University of Akron 1992-1996; and Chancellor and Chief Executive Officer, Indiana University Northwest, 1984-1992; Age 66	1994
John B. Yasinsky[2][3]	Retired; formerly, Chairman and Chief Executive Officer of Omnova Solutions, Inc. (decorative and building products and performance chemicals), 1999-2001; Chairman, GenCorp., Inc. (aerospace, automotive, chemical and plastics), 1995-1999; and President and Chief Executive Officer of GenCorp., Inc., 1995-1999; Age 64	2000

2

Name of Nominee or Director	Principal Occupation During Past Five Years and Age as of October 14, 2003	First Became Director
Continuing Directors Serving Until 2004 Annual Meeting of Stockholders (Class III)		
Terry L. Haines[1]	President and Chief Executive Officer of the Corporation since 1991; formerly, Chief Operating Officer of the Corporation, 1990-1991; Age 57	1990
Dr. Paul Craig Roberts[2]	Columnist for *The Washington Times* since 1988 and for *Investor's Business Daily* since 1998; Chairman of Institute for Political Economy since 1985; nationally syndicated Columnist for Creators Syndicate since March, 1997; formerly, Distinguished Fellow, Cato Institute, 1993-1996; Columnist for *Business Week*, 1982-1998; William E. Simon Chair in Political Economy at Center for Strategic and International Studies, 1982-1993; and Assistant Secretary of Treasury for Economic Policy, 1981-1982; Age 64	1992
James A. Karman[2][4]	Retired; formerly, Vice Chairman, RPM, Inc. (coatings, sealants and specialty chemicals), 1999-2002; formerly, President of RPM, Inc., 1978-1999; and Chief Financial Officer of RPM, Inc., 1982-1993; Age 66	1995
Joseph M. Gingo[3][4]	Executive Vice President, Quality Systems and Chief Technical Officer of The Goodyear Tire & Rubber Company (tire and rubber manufacturing) since July, 2003; Senior Vice President for Technology and Global Products Planning of The Goodyear Tire & Rubber Company, 1999-2003; formerly, Vice President and General Manager of The Goodyear Tire & Rubber Company's Engineered Products business unit, 1998-1999; and Vice President of The Goodyear Tire and Rubber Company's Asia operations, 1995-1998; Age 58	2000

(1) Member of Executive Committee

(2) Member of Audit Committee

(3) Member of Nominating Committee

(4) Member of Compensation Committee

(5) Alternate member of Audit Committee

Mr. Haines is a Director of FirstMerit Corporation and Ameron International Corporation. Mr. Holland is a Director of Davey Tree Expert Company. Mr. Karman is a Director of RPM, Inc. and Shiloh Industries, Inc. Dr. Miller is a Director of The Lubrizol Corporation. Mr. Marlen is a Director of Ameron International Corporation. Mr. Novak is a director of BorgWarner Inc. Dr. Roberts is a Director of all 16 of the Value Line Mutual Funds. Mr. Stefanko is a Director of Davey Tree Expert Company. Mr. Yasinsky is a Director of CMS Energy Corporation.

Executive sessions of non-management Directors (consisting of all Directors other than Messrs. Haines and Stefanko) are regularly scheduled and were held three times during the year ended August 31, 2003.

3

The Board of Directors has established the following committees: Executive Committee, Audit Committee, Compensation Committee and Nominating Committee.

The Executive Committee is authorized to act on behalf of the Board on all corporate actions for which applicable law does not require participation by the full Board. In practice, the Executive Committee acts in place of the full Board only when emergency issues or scheduling make it difficult or impracticable to assemble the full Board. All actions taken by the Executive Committee must be reported at the next Board meeting. The Executive Committee held no formal meetings during the year ended August 31, 2003, but took one action pursuant to written consent resolutions.

The Audit Committee operates under a written charter adopted by the Board of Directors. A copy of such charter was included in the Corporation's 2001 Proxy Statement. The functions performed by the Audit Committee of the Board of Directors include: (i) engaging or discharging a firm of independent auditors to examine the books and accounts of the Corporation and its subsidiaries; (ii) reviewing with the independent auditors the scope of their work prior to their examination; (iii) reviewing with the independent auditors the scope of their examination after it has been completed, as well as any recommendations made by the independent auditors; (iv) reviewing with the independent auditors, and approving the fees and terms of services performed or proposed to be performed by the independent auditors, as well as the relationship of audit to non-audit fees; and (v) considering the possible effect of the non-audit services upon the independence of the auditors. The Audit Committee held three meetings during the year ended August 31, 2003. In addition, the Audit Committee Chairman reviewed with PricewaterhouseCoopers LLP and the Corporation's management, the Corporation's interim financial results prior to the filing of the Corporation's Quarterly Reports on Form 10-Q. The Board has also determined that Ernest J. Novak, Jr. is an "audit committee financial expert" and is independent as defined in regulations adopted by the Securities and Exchange Commission.

The Compensation Committee of the Board of Directors was established to make recommendations to the Board of Directors concerning compensation policies, salaries, grants of stock options and other forms of compensation for management and certain other employees of the Corporation. The Compensation Committee held two meetings during the year ended August 31, 2003.

The functions performed by the Nominating Committee of the Board of Directors include identifying potential directors and making recommendations as to the size, functions and composition of the Board and its committees. The Nominating Committee has no formal procedures for consideration of nominees recommended by stockholders. The Nominating Committee held one meeting during the year ended August 31, 2003.

The Board of Directors held five meetings during the year ended August 31, 2003. All incumbent Directors attended at least 75% of the meetings of the Board of Directors and any committees thereof on which they served during the year, except for Mr. Karman.

Compensation of Directors

Each Director of the Corporation who is not an employee of the Corporation receives an annual Director's fee of $29,000, plus $1,300 for each Board or committee meeting attended. Further, any Director serving as a Chairman of the Audit Committee, the Compensation Committee or the Nominating Committee receives an additional annual fee of $6,000, $5,000 or $4,000, respectively. Each Director has the option to defer payment of all or a specified portion of his or her Director's fees and to receive, in lieu thereof, a number of units equivalent to the amount to be paid, divided by the closing price of the Corporation's Common Stock on the last business day of the prior year. Upon surrender of the units, the Director will receive a cash payment in an amount determined by multiplying the number of units times the market price of the Common Stock on the day before the surrender date. Pursuant to the Corporation's 2002 Equity Incentive Plan, on February 3, 2003, each non-employee Director of the Corporation received (1) a grant of an option to purchase 2,000 shares of the Common Stock of the Corporation, at an option price equal to the closing price of such shares on the date of grant, and (ii) an award of 1,000 restricted shares of Common Stock. These options become exercisable at the rate of 33% per year commencing on the first anniversary of the date of grant of the option, so long as the optionee remains a Director. The restricted stock grants vest on the fourth anniversary after the date awarded and the fair market value of the restricted shares granted to each such non-employee Director on the February 3, 2003 grant date was $15,400 (based upon the $15.40 closing price of the Corporation's Common Stock on the date of grants).

AUDIT COMMITTEE REPORT

Notwithstanding anything to the contrary set forth in any of the Corporation's previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Proxy Statement or future filings with the Securities and Exchange Commission, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filing.

The Audit Committee consists of the following members of the Corporation's Board of Directors: Willard R. Holland, James A. Karman, James S. Marlen, Ernest J. Novak, Jr., Dr. Paul Craig Roberts and John B. Yasinsky. Dr. Peggy Miller serves as an alternate member of the Audit Committee. Each of the members of the Audit Committee is independent as defined under Rule 4200(a)(14) of the National Association of Securities Dealers' listing standards.

The Audit Committee has met, reviewed and discussed the audited financial statements of the Corporation for the fiscal year ended August 31, 2003 with the Corporation's management. The Audit Committee has discussed with PricewaterhouseCoopers LLP, the Corporation's independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

The Audit Committee also has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committee) and the Audit Committee has discussed the independence of PricewaterhouseCoopers LLP with that firm.

Based upon the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the Corporation's audited financial statements be included in the Corporation's Annual Report on Form 10-K for the fiscal year ended August 31, 2003 for filing with the Securities and Exchange Commission.

The Audit Committee

Willard R. Holland, Chairman
James A. Karman
James S. Marlen
Ernest J. Novak, Jr.
Dr. Paul Craig Roberts
John B. Yasinsky

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Notwithstanding anything to the contrary set forth in any of the Corporation's previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Proxy Statement or future filings with the Securities and Exchange Commission, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filing.

This report describes the Corporation's executive compensation programs and the basis on which fiscal year 2003 compensation determinations were made by the Corporation's Compensation Committee in respect of the executive officers of the Corporation, including the Chief Executive Officer and the other executive officers named in the compensation tables in this Proxy Statement.

To ensure that the compensation program is administered in an objective manner, the Compensation Committee is comprised entirely of independent Directors. The duties of the Compensation Committee include determining the base salary level and bonus for the Chief Executive Officer and for all other executive officers, and approving the design and awards of all other elements of the executive pay program. The Compensation Committee further evaluates executive performance and addresses other matters related to executive compensation.

Compensation Policy and Overall Objectives

In determining the amount and composition of executive compensation, the Compensation Committee's goal is to provide a compensation package that will enable the Corporation to attract and retain talented executives, reward outstanding performance and link the interests of the Corporation's executives to the interests of the Corporation's stockholders. In determining actual compensation levels, the Compensation Committee considers all elements of the program in total, rather than any one element in isolation.

The Compensation Committee members believe that each element of the compensation program should target compensation levels at rates that are reflective of current market practices. Offering market-comparable pay opportunities allows the Corporation to maintain a stable, successful management team.

Competitive market data is provided periodically by an independent compensation consultant. The data provided compares the Corporation's compensation practices to those of a group of comparison companies. The Corporation's market data for compensation comparison purposes is comprised of a group of diversified manufacturing companies that have national and international business operations. The Compensation Committee reviews and approves the selection of companies used for compensation comparison purposes.

In establishing a comparison group for compensation purposes, the Compensation Committee neither bases its decisions on quantitative relative weights of various factors, nor follows mathematical formulae. Rather, the Compensation Committee exercises its discretion and makes its judgment after considering the factors it deems relevant.

The key elements of the Corporation's executive compensation are base salary, annual bonuses and long-term incentives. These key elements are addressed separately below. In determining compensation, the Compensation Committee considers all elements of an executive's total compensation package.

Base Salaries

The Compensation Committee regularly reviews each executive's base salary. Base salaries for executives initially are determined by evaluating the executives' respective levels of responsibility, prior experience, breadth of knowledge, internal equity issues and external pay practices. Increases to base salaries are driven by individual performance and Corporation profitability. Individual performance is evaluated based on sustained levels of individual contribution to the Corporation.

In determining Mr. Haines' base salary in 2003, the Compensation Committee considered the Corporation's financial performance for the prior year, Mr. Haines' individual performance and his long-term contributions to the success of the Corporation. The Compensation Committee also compares Mr. Haines'

6

base salary to the base salaries of other chief executive officers. Mr. Haines' base salary is reported in the Summary Compensation Table below.

Annual Bonuses

The Corporation's bonus program promotes the Corporation's pay-for-performance philosophy by providing executives with direct financial incentives in the form of annual cash bonuses based on individual performance. Annual bonus opportunities allow the Corporation to communicate specific goals that are of primary importance during the coming year and motivate executives to achieve these goals.

Under the Corporation's bonus program, the Corporation established a total target award for each executive officer approximately equal to the average award provided to persons holding similar positions at comparable companies. The award was measured by stated threshold, target, and maximum percentages of salary. The executive officer's actual award was increased or decreased for the total target award based upon both Corporation and individual performance. Approximately one-half of the total target award potential was determined by the financial performance of the Corporation. This financial performance portion of the bonus was based upon (i) the world-wide performance of the Corporation for Mr. Haines, the President and Chief Executive Officer, and for the Chairman and Chief Financial Officer and (ii) the Corporation's performance in North America for all other officers. The remaining one-half of the total target award level was based upon each executive officer's individual performance. The Corporation did not meet the financial performance goals set under its bonus program with respect to 2003 for the financial performance portion of such bonuses. Mr. Haines' 2003 bonus award, based on his individual performance, is reported in the Summary Compensation Table below.

Long-Term Incentives

Long-term incentives previously were provided pursuant to the Corporation's 1991 Stock Incentive Plan (the "1991 Plan"). The 1991 Plan expired on December 5, 2001. As a result, the Board of Directors adopted, and the stockholders of the Corporation approved, the 2002 Equity Incentive Plan in order to continue providing long-term incentives to its executives.

In keeping with the Corporation's commitment to provide a total compensation package that includes at-risk components of pay, the Compensation Committee makes annual decisions regarding appropriate stock-based grants for each executive. When determining these awards, the Compensation Committee considers the Corporation's financial performance in the prior year, the executives' respective levels of responsibility, prior experience, and historical award data, and compensation practices at the comparison companies.

Options

On October 18, 2002, options to purchase shares of the Corporation's Common Stock were granted to its executive officers, including options to purchase 130,000 shares granted to Mr. Haines. These options were granted in respect of fiscal 2002 pursuant to the 2002 Equity Incentive Plan at an option price equal to the fair market value of such shares on the date of grant. On October 22, 2003, stock options were granted to certain of the Corporation's executive officers, including options to purchase 130,000 shares granted to Mr. Haines. These options were granted in fiscal 2004 in respect of fiscal 2003 under the 2002 Equity Incentive Plan at the fair market value ($18.02) of such shares on the date of grant (which was determined under the 2002 Equity Incentive Plan as the closing price of the Corporation's Common Stock on the date of grant). Accordingly, stock options granted have value only if the stock price appreciates following the date the options were granted. This design focuses executives on the creation of stockholder value over the long term and encourages equity ownership of the Corporation. These stock options become exercisable at the rate of 33% per year commencing on the first anniversary of the date of grant of the option, so long as the optionee remains employed by the Corporation or a subsidiary.

In setting the October 22, 2003 stock option grant to Mr. Haines, the Compensation Committee considered the Corporation's financial performance for the prior year, Mr. Haines' individual performance and his long-term contributions to the success of the Corporation.

Restricted Stock

On October 18, 2002, restricted stock was awarded to the Corporation's executives officers, including an award of 13,000 shares of restricted stock made to Mr. Haines. This restricted stock was awarded in respect of fiscal 2002 pursuant to the 2002 Equity Incentive Plan. On October 22, 2003, restricted stock awards were made to certain of the Corporation's executive officers, including Mr. Haines who received an award of 13,000 shares of restricted stock. Such restricted stock was awarded in fiscal 2004 in respect of fiscal 2003 under the 2002 Equity Incentive Plan. Dividends on restricted stock awards are accrued until the lapse of restrictions on the restricted stock and are paid out thereafter. The restricted stock awards vest on the fourth anniversary after the date awarded. Because of its vesting requirements, restricted stock enhances the Corporation's ability to maintain a stable executive team, focused on the Corporation's long-term success. Restricted stock provides executives with an immediate link to stockholder interests. In determining Mr. Haines' October 22, 2003 restricted stock award, the Compensation Committee considered the Corporation's financial performance for the prior year, Mr. Haines' individual performance and his long-term contributions to the success of the Corporation.

The Compensation Committee:

Willard R. Holland, Chairman
Joseph M. Gingo
James A. Karman
Dr. Peggy Miller

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth the compensation paid or to be paid by the Corporation and its subsidiaries in respect of services rendered during the Corporation's last three fiscal years to the Corporation's Chief Executive Officer and each of the four most highly compensated executive officers (as measured by salary and bonus) whose aggregate salary and bonus during the fiscal year ended August 31, 2003, exceeded $100,000:

SUMMARY COMPENSATION TABLE

				Long-Term Compensation		
				Awards		
		Annual Compensation(1)				
Name and Principal Position	Fiscal Year	Salary	Bonus	Restricted Stock Award(s)	Options (#)	All Other Compensation
Terry L. Haines	2003	$550,000	$165,000	$234,260[2]	130,000[3]	$72,534[4]
President and Chief Executive	2002	$525,000	$363,250	$181,870	130,000	$68,484
Officer	2001	$420,000	$126,000	$195,620	95,000	$58,352
Robert A. Stefanko	2003	$395,000	$118,500	$162,180[2]	90,000[3]	$57,034[4]
Chairman of the Board of Directors,	2002	$375,000	$258,750	$125,910	90,000	$53,484
Chief Financial Officer and Executive	2001	$355,000	$107,000	$124,110	60,000	$51,852
Vice President — Finance and Administration						
Ronald G. Andres	2003	$165,000	$ 50,000	$ 90,100[2]	17,000[3]	$17,610[4]
Vice President — North	2002	$155,000	$ 55,000	$ 41,970	14,000	$16,610
American Manufacturing	2001	$135,000	$ 34,000	$ 30,338	12,000	$14,610
Barry Rhodes	2003	$165,000	$ 50,000	$ 90,100[2]	20,000[3]	$17,610[4]
Vice President — North	2002	$144,250	$ 52,000	$ 41,970	14,000	$15,535
American Sales	2001	$135,000	$ 23,000	$ 27,580	10,000	$14,610
Dr. Rengarajan Ramesh[5]	2003	$165,000	$ 33,000	$ 0	0	$17,610[4]
Vice President — Technology	2002	$147,000	$ 50,000	$ 41,970	14,000	$15,810
	2001	$140,000	$ 34,000	$ 30,338	12,000	$15,110

(1) Includes amounts earned in fiscal year, whether or not deferred.

(2) No grants of restricted stock were made during fiscal 2003, except for awards of shares of restricted stock made to the named executive officers on October 18, 2002 in respect of fiscal 2002, which restricted stock awards were made under the 2002 Equity Incentive Plan and are reflected above as 2002 restricted stock awards. However, in fiscal 2004, awards of restricted stock were made to certain of the named executive officers in respect of fiscal 2003 under the 2002 Equity Incentive Plan. The amount set forth in respect of each named executive officer represents these awards of restricted stock in respect of fiscal 2003, valued at the closing market price of the Corporation's Common Stock on the date of grant ($18.02). The total number of restricted shares held and the aggregate market value at August 31, 2003 (based upon the closing market price at August 29, 2003 of $16.02) in respect of each named executive officer are as follows: Mr. Haines held 48,000 shares valued at $768,960; Mr. Stefanko held 33,000 shares valued at $528,660; Mr. Andres held 8,600 shares valued at $137,772; Mr. Rhodes held 5,900 shares valued at $94,518; and Dr. Ramesh held 8,900 shares valued at $142,578. Dividends accrue but are not paid on the restricted shares until the restrictions thereon lapse.

(3) As described below under the heading, "Compensation of Executive Officers — Stock Options", these options were granted in fiscal 2004 in respect of fiscal 2003 under the 2002 Equity Incentive Plan.

(4) Amounts shown include the following: Corporation contributions to Profit Sharing Plan — $20,000 for each of Messrs. Haines and Stefanko and $16,500 for each of Messrs. Andres and Rhodes and Dr. Ramesh; amounts accrued by the Corporation for the fiscal year ended August 31, 2003 under non-qualified profit sharing plan — $35,000 for Mr. Haines and $19,500 for Mr. Stefanko; Corporation payments of term life insurance premiums — $1,110 for each named executive officer; and Director's fees received from the Corporation's Belgian subsidiary — $16,424 for each of Messrs. Haines and Stefanko.

(5) Dr. Ramesh resigned from the Corporation as of October 31, 2003.

Stock Options

No stock options were granted to the named executive officers during fiscal 2003 except for options to purchase shares granted to the named executive officers on October 18, 2002 in respect of fiscal 2002, which option awards were made under the 2002 Equity Incentive Plan. However, stock options were granted to certain of the named executive officers in fiscal 2004 in respect of fiscal 2003 pursuant to the 2002 Equity Incentive Plan. The following table contains information concerning the grant of stock options in respect of fiscal 2003 to the named executive officers. The amounts shown for each of the named executive officers as potential realizable values are based on arbitrarily assumed annualized rates of stock appreciation of five percent and ten percent over the full ten-year term of the options, which would result in stock prices of approximately $29.35 and $46.74, respectively. No gain to the optionees is possible without an increase in stock price, which will benefit all stockholders proportionately. Actual gains, if any, on an option exercise are dependent upon future performance of the Corporation's Common Stock and overall market conditions. There can be no assurance that the potential realizable values shown in this table will be achieved.


OPTION GRANTS IN LAST FISCAL YEAR

Individual Grants in respect of Fiscal 2003


Name	Options (#)Granted (1)	% of Total Options Granted to Employees for Fiscal Year(2)	Exercise or Base Price (3) ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for 10-Year Option Term	
					5%($) (4)	10%($) (4)
Terry L. Haines	130,000	19.0%	$18.02	10/22/13	$1,472,900	$3,733,600
Robert A. Stefanko	90,000	13.1%	$18.02	10/22/13	$1,019,700	$2,584,800
Ronald G. Andres	17,000	2.5%	$18.02	10/22/13	$ 192,610	$ 488,240
Barry A. Rhodes	20,000	2.9%	$18.02	10/22/13	$ 226,600	$ 574,400
Dr. Rengarajan Ramesh	0	N/A	N/A	N/A	N/A	N/A

(1) All options for shares of Common Stock were granted pursuant to the 2002 Equity Incentive Plan. Such options become exercisable at the rate of 33% per year commencing on the first anniversary of the date of grant of the option, so long as the optionee remains employed by the Corporation or a subsidiary.

(2) Based on 685,800 options granted to all employees.

(3) Fair market value on the date of grant.

(4) The share price represents the price of the Common Stock if the assumed annual rates of stock price appreciation are achieved. If the named executive officers realize these values, the Corporation's stockholders will realize aggregate appreciation in the price of the 29,586,097 shares of Common Stock issued and outstanding as of October 14, 2003 of $335.2 million or $849.7 million, respectively, over the ten-year term of the options.


**AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES**


Name	Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In the Money Options at Fiscal Year-End Exercisable/Unexercisable(2)
Terry L. Haines	N/A	N/A	148,750/201,250	$351,219/$519,556
Robert A. Stefanko	N/A	N/A	115,000/135,000	$260,775/$326,625
Ronald G. Andres	N/A	N/A	23,000/23,000	$ 52,155/$57,205
Barry A. Rhodes	1,000	$2,965	10,000/20,500	$ 22,040/$48,513
Dr. Rengarajan Ramesh	N/A	N/A	23,000/23,000	$ 52,155/$57,205

(1) Amounts shown reflect the difference between the exercise price paid by the executive officer for Common Stock acquired upon the exercise of options and the fair market value of the Common Stock on the date of exercise.

(2) The value of unexercised stock options is based on the difference between the exercise price of the options and the closing price per share of Common Stock on August 29, 2003 of $16.02.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of October 14, 2003 in respect of beneficial ownership of shares of the Corporation's Common Stock by each Director, by each named executive officer, by all Directors and executive officers as a group, and by each person known to the Corporation to own 5% or more of its Common Stock:

Name	Amount and Nature of Beneficial Ownership(1)(2)	Percent of Outstanding
Directors and Executive Officers		
Terry L. Haines	318,283	1.1%
Robert A. Stefanko	270,662	*
Ronald G. Andres	44,767	*
Barry A. Rhodes	21,867	*
Dr. Rengarajan Ramesh	38,967	*
Dr. Peggy Miller	6,250	*
James S. Marlen	9,250	*
Dr. Paul Craig Roberts	5,555	*
Willard R. Holland	8,250	*
James A. Karman	7,250	*
Joseph M. Gingo	4,798	*
John B. Yasinsky	4,500	*
Ernest J. Novak, Jr.	3,200	*
All Directors and Executive Officers as a group (15 persons)	827,846	2.7%
5% or Greater Stockholders		
Mac-Per-Wolf Company 310 S. Michigan Avenue, Suite 2600 Chicago, Illinois 60604	3,469,550[3]	11.7%
Barclays Global Investors, N.A 45 Fremont Street San Francisco, California 94105	2,415,040[4]	8.2%

---

*   Less than 1% of the shares outstanding

(1)   Includes the following number of shares that are not owned, but can be purchased within 60 days upon the exercise of options granted under the Corporation's 1991 Stock Incentive Plan, 1992 Non-Employee Directors' Stock Option Plan and/or 2002 Equity Incentive Plan: 197,083 by Terry L. Haines; 145,000 by Robert A. Stefanko; 27,667 by Ronald G. Andres; 14,667 by Barry A. Rhodes; 27,667 by Dr. Rengarajan Ramesh; 3,250 by each of Dr. Paul Craig Roberts, Dr. Peggy Miller, Willard R. Holland, James A. Karman, and James S. Marlen; 1,500 by each of John B. Yasinsky and Joseph M. Gingo; and 486,833 by all Directors and executive officers as a group.

(2)   Includes the following number of restricted shares of Common Stock awarded under the Corporation's 1991 Stock Incentive Plan, 1992 Non-Employee Directors' Stock Option Plan and/or 2002 Equity Incentive Plan: 48,000 for Terry L. Haines; 33,000 for Robert A. Stefanko; 8,600 for Ronald G. Andres; 5,900 for Barry A. Rhodes; 8,900 for Dr. Rengarajan Ramesh; 2,000 for each of Dr. Paul Craig Roberts, Dr. Peggy Miller, Willard R. Holland, James A. Karman, James S. Marlen, John B. Yasinsky and Joseph M. Gingo; and 134,300 for all Directors and executive officers as a group.

(3)   As reported in a Schedule 13G dated and filed with the Securities and Exchange Commission on September 10, 2003 by Mac-Per-Wolf Company jointly with Janus Small Cap Value Fund. The Schedule 13G states that Mac-Per-Wolf Company beneficially owns, has the sole power to vote or direct the voting of, and has the sole power to dispose or direct the disposition of an aggregate of 3,469,550

shares of the Corporation's Common Stock. According to its Schedule 13G, Mac-Per-Wolf Company is a parent holding company that made such Schedule 13G filing on behalf of PWMCO, LLC, a wholly-owned subsidiary of Mac-Per-Wolf Company that is both a registered broker dealer and a registered investment adviser, and Perkins, Wolf, McDonnell and Company, LLC, a subsidiary of Mac-Per-Wolf Company that is a registered investment adviser that provides investment advice to Janus Small Cap Value Fund as one of its managed portfolios. Mac-Per-Wolf Company advised that Janus Small Cap Value Fund holds an aggregate of 2,300,000 of the 3,469,550 shares of the Corporation's Common Stock beneficially owned by Mac-Per-Wolf Company.

(4)   As reported in a Schedule 13G dated February 10, 2003 and filed with the Securities and Exchange Commission on February 12, 2003 by Barclays Global Investors, N.A. and a group of affiliated entities. The Schedule 13G states that Barclays Global Investors, N.A. and such affiliated entities beneficially own, have the sole power to vote or direct the voting of, and have the sole power to dispose or direct the disposition of an aggregate of 2,415,040 shares of the Corporation's Common Stock.

PERFORMANCE GRAPH

The following graph compares total stockholder returns in respect of shares of the Corporation's Common Stock over the last five fiscal years (i.e. the cumulative changes over the past five-year period of $100 invested) to the Standard & Poor's 500 Stock Index ("S&P 500") and the Standard & Poor's 500 Specialty Chemicals Index ("S&P Specialty Chemicals"). Total return values for shares of the Corporation's Common Stock, S&P 500 and S&P Specialty Chemicals were calculated based upon market weighting at the beginning of the period and include reinvestment of dividends on a quarterly basis. The stockholder returns shown on the graph below are not necessarily indicative of future performance.

The following graph shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent the Corporation specifically incorporates this information by reference and otherwise shall not be deemed filed under such Acts.



	8/98	8/99	8/00	8/01	8/02	8/03
A. Schulman, Inc.	$100.00	$116.12	$ 81.32	$ 97.00	$153.22	$120.09
S & P 500	$100.00	$139.78	$162.57	$122.98	$100.87	$112.97
S & P Specialty Chemicals	$100.00	$126.68	$ 93.31	$118.23	$130.04	$135.80

Employment Contracts and Change-In-Control Arrangements

The Corporation has employment agreements with Messrs. Haines, Stefanko, Andres, and Rhodes, Dr. Ramesh and certain other senior personnel. The employment agreements of Messrs. Haines, Stefanko, Andres, and Rhodes, and Dr. Ramesh have an initial three-year term. Such agreements automatically are extended at the end of each month for an additional month unless prior notice of termination is given, to constitute at all times a three-year agreement; provided, however, that no such monthly extension shall occur after August 31, 2008, January 31, 2005, December 31, 2011, August 31, 2022 or December 31, 2022, respectively. The employment agreements provide that in the event employment is terminated following a merger, consolidation, liquidation, or other change in control (collectively, "Change in Control") of the Corporation for any reason except for termination by the Corporation for cause, termination for death or disability or termination by the employee without good reason, the employee shall be paid a lump sum amount equal to a multiple (equal to the initial term of such agreement) of the sum of (i) the higher of his annual

13

salary payable prior to the event causing the termination or salary payable prior to the Change in Control, plus (ii) an amount equal to the higher of his bonus earned in the preceding fiscal year or the average bonus earned in the most recent three fiscal years. In addition, upon such a termination of employment following a Change in Control, each of the employment agreements provides that the employee also will continue to receive certain insurance benefits not provided to the employee by another source after termination, for a period of time equal to the original term of such employee's employment agreement, and the employee will be paid a lump sum amount equal to the sum of (i) any unpaid annual incentive compensation previously awarded to the employee, the payment of which was contingent only upon continued employment, and (ii) a pro rata portion of his bonus for the fiscal year in which the termination occurred. Additionally, during the one-month period beginning with the first day of the month immediately following the first anniversary of a Change in Control, the employment agreements of Messrs. Haines and Stefanko provide that they may terminate their employment for any reason and will still be entitled to the Change-in-Control payments described above. If the Corporation terminates an employee's employment without cause prior to the expiration of the term of the employment agreement and prior to a Change in Control, the employee shall receive his salary for the remaining term of his employment agreement, plus a bonus each year for the remaining term of his agreement in an amount equal to fifty percent of his average annual bonus during the most recent five calendar years of employment. If the employee's employment is terminated by reason of death, the Corporation shall pay a lump sum amount equal to sixty percent of the employee's salary for twenty-four months. In addition, the amounts described above payable under the employment agreements for Messrs. Haines and Stefanko shall be "grossed up" to cover certain taxes payable by the employee on certain of the amounts paid to such employee in respect of a Change in Control of the Corporation. Notwithstanding the foregoing, in respect of the employment agreements of Messrs. Andres and Rhodes and Dr. Ramesh, the Corporation is not obligated to pay any amount that is in excess of the maximum amount that it can deduct for federal income tax purposes. These employment agreements may tend to discourage a takeover attempt of the Corporation inasmuch as a Change in Control of the Corporation could result in increased compensation expense. Dr. Ramesh resigned from the Corporation as of October 31, 2003 at which time his employment agreement terminated.

The Corporation has a qualified Profit Sharing Plan (the "Profit Sharing Plan") that provides that in any year the Corporation's Board of Directors, in its discretion, may authorize the payment of contributions to the Corporation's Profit-Sharing Trust, which contributions are allocated among participants. The maximum amount that may be allocated to a participant generally is limited to the lesser of (i) $40,000 or (ii) 100% of the participant's compensation. Participation in the Profit Sharing Plan is available to all salaried employees of the Corporation (and participating subsidiaries) who are employed on the last day of the Profit Sharing Plan year. Benefits under the Profit Sharing Plan vest in accordance with a specified formula that provides for partial vesting starting after three years of employment with the Corporation and full vesting after seven years of employment with the Corporation. The assets of the Profit-Sharing Trust are invested, and each participant's account reflects the aggregate investment performance of the Trust assets. For the fiscal year ended August 31, 2003, the amounts contributed to the Profit Sharing Plan accounts of the persons listed in the Summary Compensation Table were: $20,000 for each of Messrs. Haines and Stefanko and $16,500 for each of Messrs. Andres and Rhodes and Dr. Ramesh.

The Corporation also has a non-qualified Profit Sharing Plan (the "Non-Qualified Plan") pursuant to which the Corporation may accrue certain amounts for the benefit of the Non-Qualified Plan's participants, in order to restore to such participants amounts not available to them under the Profit Sharing Plan due to certain limitations thereunder. Benefits under the Non-Qualified Plan vest in accordance with a specified formula that provides for partial vesting starting after three years of employment with the Corporation and full vesting after seven years of employment with the Corporation. In addition, upon a Change in Control of the Corporation, benefits become fully vested. Amounts accrued by the Corporation under the Non-Qualified Plan for the benefit of each participant reflect the investment performance that would have been realized had a corresponding amount been invested for the benefit of such participant during such year in the Profit Sharing Trust pursuant to the Profit Sharing Plan. For the fiscal year ended August 31, 2003, the amounts accrued (excluding the assumed investment based performance earnings thereon) by the Corporation pursuant to the Non-Qualified Plan for the benefit of the persons listed in the Summary Compensation Table were: Mr. Haines, $35,000, and Mr. Stefanko, $19,500.

The Corporation also has deferred compensation agreements with Messrs. Haines and Stefanko, providing for the payment of benefits for ten years following retirement, disability or death, in the annual amount of $100,000 for Mr. Haines and $100,000 (under two agreements for $50,000 each) for Mr. Stefanko. The effective dates of Mr. Haines' Agreement is 1991 and of Mr. Stefanko's two agreements are 1985 and 1991. No additional benefits are payable under the agreements upon a Change in Control of the Corporation; however, payment of all of the benefits of Messrs. Haines and Stefanko will be accelerated in the event of a termination of employment following certain Changes in Control. The Corporation owns and is the beneficiary of life insurance policies upon the lives of Messrs. Haines and Stefanko, in the amount of $1,000,000 each.

SELECTION OF AUDITORS

The Audit Committee of the Board of Directors of the Corporation has selected PricewaterhouseCoopers LLP as independent auditors to examine the books, records and accounts of the Corporation and its subsidiaries for the fiscal year ending August 31, 2004. In accordance with past practice, this selection is being presented to stockholders for ratification or rejection at this Annual Meeting. **The Board of Directors recommends that such selection be ratified.**

PricewaterhouseCoopers LLP was the independent auditor of the Corporation for the fiscal year ended August 31, 2003, and is considered by the Audit Committee and the Board of Directors to be well qualified. Representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting to make a statement if they desire to do so and will be available to respond to appropriate questions.

For ratification, this proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock represented at the Annual Meeting in person or by proxy. Votes on the ratification of PricewaterhouseCoopers LLP marked "abstain" and broker non-votes will not be counted as votes cast, but will count toward the determination of the presence of a quorum and have the same effect as votes cast against the proposal. If the resolution is rejected, or if PricewaterhouseCoopers LLP declines to act or becomes incapable of acting as the independent auditor of the Corporation, or if its employment is discontinued, the Audit Committee will appoint other public auditors whose continued employment after the 2004 Annual Meeting of Stockholders will be subject to ratification by stockholders.

Audit Fees

Aggregate fees for professional services rendered by PricewaterhouseCoopers LLP in connection with its audit of the Corporation's consolidated financial statements as of and for the year ended August 31, 2003 and its limited reviews of the Corporation's unaudited consolidated interim financial statements included in the Corporation's Quarterly Reports on Form 10-Q, as well as statutory audits of the Corporation's subsidiaries and consents to SEC filings, were $802,100.

Financial Information Systems Design and Implementation Fees

PricewaterhouseCoopers LLP did not perform any services and, accordingly, did not bill the Corporation for, financial information systems design and implementation for the year ended August 31, 2003.

All Other Fees

PricewaterhouseCoopers LLP billed the Corporation aggregate fees of $438,000 for non-audit services for the year ended August 31, 2003. The fees for non-audit services primarily related to audits of employee benefit plans, consultations regarding financial accounting and reporting, advisory services on emerging accounting issues, and tax compliance, tax return preparation, tax advice, and tax planning. The Audit Committee has considered such services and determined that the performance of such non-audit services by PricewaterhouseCoopers LLP does not affect that firm's independence.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's officers and Directors, and persons who own more than 10% of the Corporation's Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. To the Corporation's knowledge, all such persons timely filed their respective reports during the year ended August 31, 2003.

OTHER MATTERS

The Board of Directors knows of no matters to be presented for action at the Annual Meeting other than those described in this Proxy Statement. The Corporation's Bylaws outline procedures, including minimum notice provisions, for stockholder nomination of Directors and submission of other stockholder business to be transacted before the Annual Meeting. A copy of the pertinent Bylaw provisions is available on request to the Corporate Secretary at A. Schulman, Inc., 3550 West Market Street, Akron, Ohio 44333. If any such stockholder proposals or other business to be transacted properly come before the Annual Meeting, it is intended that shares represented by proxies solicited hereby will be voted in respect thereof in accordance with the best judgment of the proxy holders.

GENERAL INFORMATION

Voting of Proxies

Shares represented by properly executed proxies will be voted at the meeting, and if a stockholder has specified how the shares represented thereby are to be voted, they will be voted in accordance with such specification. It is intended that shares represented by proxies on which no specification has been made will be voted (i) for the election of Directors, and (ii) for the ratification of the selection of the independent auditors.

Stockholder Proposals

Any stockholder who intends to present a proposal at the annual meeting in the year 2004 must deliver the proposal to the Corporate Secretary at A. Schulman, Inc., 3550 West Market Street, Akron, Ohio 44333:

• Not later than July 10, 2004, if the proposal is submitted for inclusion in the Corporation's proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934; or

• Not earlier than September 5, 2004 and not later than October 5, 2004, if the proposal is submitted pursuant to the Corporation's Bylaws. The Corporation reserves the right to exercise discretionary voting authority on such proposal if a stockholder has failed to submit the proposal within such September 5, 2004 through October 5, 2004 time period.

A copy of the Corporation's Bylaws is available on request to the Corporate Secretary at A. Schulman, Inc., 3550 West Market Street, Akron, Ohio 44333.

Revocation of Proxies

A proxy may be revoked at any time before a vote is taken or the authority granted is otherwise exercised. Revocation may be accomplished by the execution of a later dated proxy with regard to the same shares or by giving notice in writing or in open meeting.

Solicitation of Proxies

The cost of soliciting the accompanying proxies will be borne by the Corporation. The Corporation may reimburse brokers, nominees, fiduciaries and custodians their reasonable expenses for sending proxy material to principals and obtaining their instructions. In addition to solicitation by mail, proxies may be solicited in person, by telephone or telegraph or by officers, Directors and regular employees of the Corporation. Further, the Corporation has retained Georgeson Shareholder to perform solicitation services in connection with this proxy statement. For such services, Georgeson Shareholder will receive a fee of approximately $7,000 and will be reimbursed for certain out-of-pocket expenses and indemnified against certain liabilities incurred in connection with this proxy solicitation.

By order of the Board of Directors

JAMES H. BERICK
Secretary

November 7, 2003

PROXY

A. SCHULMAN, INC.

This Proxy is Solicited on Behalf of the Board of Directors of
A. Schulman, Inc. for the Annual Meeting of
Stockholders to be Held on December 4, 2003

The undersigned hereby appoints TERRY L. HAINES, ROBERT A. STEFANKO, and JAMES H. BERICK and each of them as Proxies, each with the full power to appoint his substitute, and hereby authorizes them to represent and to vote all of the shares of Common Stock of A. Schulman, Inc. the undersigned is entitled to vote at the Annual Meeting of Stockholders of A. Schulman, Inc. to be held on December 4, 2003 and at any adjournments or postponements thereof, in the manner specified on this proxy card and as fully as the undersigned could do if personally present at the meeting.

You are encouraged to specify your choices by marking the appropriate boxes, SEE REVERSE SIDE, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. The Proxies cannot vote your shares unless you sign and return this proxy card.

SEE REVERSE SIDE

DETACH CARD

(Continued from the other side)

This proxy is solicited on behalf of the Board of Directors of A. Schulman, Inc. This proxy will be voted as directed, but if no instructions are specified, this proxy will be voted FOR Proposals 1 and 2.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1 AND 2.

---

1. Election of Class II Directors
   Nominees: James S. Marlen   Ernest J. Novak, Jr.   Robert A. Stefanko
   To withhold authority to vote for any individual nominee, mark "FOR all nominees listed at left except as marked to the contrary" and write that nominee's name on the line below.

FOR all nominees listed at left ☐	**WITHHOLD** authority to vote for all nominees listed at left ☐	**FOR** all nominees listed at left except as marked to the contrary ☐

2. To ratify the selection of PricewaterhouseCoopers LLP as independent auditors for the fiscal year ending August 31, 2004.

FOR ☐	**AGAINST** ☐	**ABSTAIN** ☐

3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. This proxy, when properly executed, will be voted in the manner directed herein.

_____
SIGNATURE   DATE

_____
SIGNATURE (if held jointly)   DATE

NOTE: Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, trustee, administrator, or guardian, please give title as such. If stockholder is a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY, USING THE ENCLOSED ENVELOPE.